UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-41645

ICZOOM GROUP INC.

(Exact name of registrant as specified in its charter)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road
Futian District, Shenzhen
Guangdong, China, 518000
Tel: 86 755 86036281

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

EXPLANATORY NOTE

ICZOOM Group Inc., a Cayman Islands exempted company (the “Company”) is furnishing this Form 6-K to provide six-month interim financial statements.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of the Company on Form F-3 (No. 333-284959 ) and Form S-8 (No. 333-280810 ), to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of December 31, 2024 and for the Six Months Ended December 31, 2024 and 2023.
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended December 31, 2024 and 2023.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: June 18, 2025	By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

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